20008927

UNITED STATES
~~URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

~~NNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fredericks Michael Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
430 Park Avenue- Suite 801
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Boyar 212-732-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Gettry Marcus CPA, P.C.
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd- 3rd floor	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 05 2020
Washington, DC

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fredericks Michael Securities Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

FINOP, CCO

Title

Notary Public

YIDA B DIEZPRESILLA
NOTARY PUBLIC OF NEW JERSEY
COMM. #2356740
COMMISSION EXP. 03/05/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fredericks Michael Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fredericks Michael Securities, Inc.'s management. Our responsibility is to express an opinion on Fredericks Michael Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fredericks Michael Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Fredericks Michael Securities, Inc.'s financial statements. The supplemental information is the responsibility of Fredericks Michael Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matters

As more fully discussed in:

- Note 3 - The Company is part of an affiliated group of companies and has entered into transactions with certain of these entities. As such, for the year ended December 31, 2019, one hundred percent (100%) of the Company's advisory income was derived from related parties.

- Note 6 – The Company determined that certain further accounting adjustments for the year ended December 31, 2019 were required. After recording these adjustments, which relate mostly to the 2019 fourth quarter, the Company tabulated the effect of these adjustments to its minimum net capital requirements. Accordingly, management discovered that the Company was not in compliance with the minimum net capital requirements of Rule 15c3-1. As a result, management made timely notifications to FINRA and the SEC and deposited sufficient funds into the Company in order to be in compliance with those requirements.

- Note 2 – The Company is dependent on the financial stability of its related party relationships, one of which is the only customer of the Company whose stand-alone financial condition raises doubt if such entity can continue as a going without financial support (Note 3). Management's evaluation of the events and conditions and managements plans to mitigate those matters are also described in Note 2.

Our opinion is not modified with respect to these matters.

Gettry Marcus CPA P.C.

Gettry Marcus CPA, P.C.

We have served as Fredericks Michael Securities Inc.'s auditor since 2019.

Woodbury, New York
March 2, 2020

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Current Assets:		
Cash	$	23,706
Due from Related Party		157,892
Total Current Assets		181,598
Property and Equipment - Net		-
Total Assets	$	181,598

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable and Accrued Expenses	$	17,874
Income Taxes Payable		13,306
Total Current Liabilities		31,180
Stockholders' Equity:		
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and Outstanding)		100
Additional Paid-In Capital		82,500
Retained Earnings		67,818
Total Stockholders' Equity		150,418
Total Liabilities and Stockholders' Equity	$	181,598

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue:	
Advisory Income	$ 265,097
Operating Expenses	
Facilities Charge	92,000
Legal and Accounting Fees	38,500
Regulatory and Consulting Fees	4,453
Office and Other Operating Expenses	150
Total Operating Expenses	135,103
Net Income From Operations	129,994
Income Before Provision for Income Taxes	129,994
Provision for Income Taxes	
Current	14,707
Deferred	30,660
Total Provision for Income Taxes	45,367
Net Income	$ 84,627

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at January 1, 2019	$ 100	$ 74,900	$ (16,809)	$ 58,191
Capital Contributions	-	7,600	-	7,600
Net Income	-	-	84,627	84,627
Balance at December 31, 2019	$ 100	$ 82,500	$ 67,818	$ 150,418

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:	
Net Income	$ 84,627
Adjustments To Reconcile Net Income To Net Cash (Used By) Operating Activities:	
Deferred Taxes	30,660
(Increase) or Decrease in Current Assets:	
Due from Related Party	(137,847)
Prepaid Expenses and Taxes	1,401
Increase or (Decrease) in Current Liabilities:	
Accounts Payable and Accrued Expenses	374
Income Taxes Payable	13,306
Net Cash (Used by) Operating Activities	(7,479)
Cash Flows From Financing Activities:	
Capital Contributions	7,600
Net Increase in Cash	121
Cash at Beginning of Year	23,585
Cash at End of Year	$ 23,706
Supplemental Disclosures of Non-cash flow information:	
Cash paid during the year for taxes	$ -
Cash paid during the year for interest	$ -

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. (The "Company") is a privately held New York Corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission (The "SEC") for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

B) Basis of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

C) Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") in a prior year. The ASC 606 revenue recognition guidance, which has been amended and clarified several times, requires that an entity recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company's principle source of revenue is derived from contingent advisory fee assignments which was historically recognized when the transaction was successfully consummated. Pursuant to ASC 606, each distinct service on these assignments is considered a performance obligation. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist and performance obligations are met. If more than one performance obligation exists, the fees earned are allocated to each distinct performance obligation and revenue is recognized when each performance obligation is met.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C) Revenue Recognition (continued)

Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned. Any costs to obtain the client contracts are immaterial. The Company is generally deemed to control the services; accordingly, it presents the revenues gross of the associated third-party costs. The Company evaluates its incremental contract costs related to revenue to determine if such costs are period costs or are capitalized costs.

The Company's revenues are earned and recorded at a point in time.

D) Income Taxes

The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

Deferred taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. The Company's primary difference is attributable to its net operating loss tax carryforwards ("NOL"). As of December 31, 2018, the Company had, for federal, state and local tax return purposes, available NOL's totaling $96,265. The resultant benefit was recorded as a deferred tax asset of $30,660 at December 31, 2018. During the year ended December 31, 2019, the entire NOL was utilized (Note 5) and the entire deferred tax asset was recognized in operations. As of December 31, 2019, there were no remaining NOL's or deferred tax assets.

Realization of a deferred tax asset at December 31, 2018, was dependent on the Company generating sufficient taxable income prior to the expiration of the NOL carryforwards. Although realization was not assured, management believed it was more-likely-than-not that the deferred tax asset would be realized in the near-term, which did occur in the year ending December 31, 2019. As such, a provision for a valuation allowance was deemed unnecessary at December 31, 2018.

The Company is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in. progress. Management believes it is no longer subject to income tax examinations for the years prior to 2015.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D) Income Taxes (continued)

The Company follows the guidance of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 20 I 9, the Company has no material uncertain tax positions to be accounted for in the financial statement under this guidance. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

E) Property, Equipment and Depreciation

Property, and Equipment is recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

F) Going Concern

The Company follows the guidance of Accounting Standard Update No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40) ("ASU 2014-15") issued by FASB. Under ASU 2014-15, an entity's management will evaluate whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). Management's evaluation should be based on relevant conditions and events that are known or should be reasonably knowable at the date that the financial statements are issued. ASU 2014-15 provides measurement criteria, required disclosures, and, in certain adverse conditions, changes to the financial statement presentation and classification. If conditions or events raise substantial doubt about an entity's ability to continue as a going concern, but such substantial doubt is alleviated as a result of consideration of management's approved plans, the entity is required to disclose information that enables the users of the financial statements to understand the principal conditions and events that raised substantial doubt and management's approved plans that alleviated such substantial doubt.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

G) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended). However, effective for the approximate last quarter of the year ended December 31, 2019, and for part of the first quarter for the year ended December 31, 2020, the Company was not in compliance with these rules, as more fully discussed in Notes 2 and 6 of these financial statements.

H) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates are based on past experience and other assumptions that management believes are reasonable under the circumstances, and management evaluates these estimates on an ongoing basis. The significant estimates of the Company include determination of allowances on deferred taxes, evaluation of collectability of amounts due from related party, and assessment and evaluation of going concern criteria.

I) Subsequent Events

The Company has performed an evaluation of subsequent events through March 2, 2020, which is the date the financial statements were available to be issued, noting no events which affected the financial statements as of December 31, 2019.

NOTE 2 - FINANCIAL CONDITION

As reflected in the accompanying financial statements, the Company has $150,418 in working capital at December 31, 2019, however, this includes an amount due from Frederick Michael & Co. ("FM-Co."), a related party, of $157,892. FM-Co, which owns 49% of the Company, is a component of the Company's only source of related party revenue (Note 3). Although FM-Co. has historically paid the amounts due the Company, it currently does not have sufficient funds to support itself absent of funding by another related party that is commonly owned ("Affiliate"). The Company has not reserved the $157,892 as management believes it will be fully collected in some manner. If not paid, or if a reserve would be required, there is substantial doubt the Company could maintain its minimum net capital requirements and/or continue as a going concern. Management has evaluated these conditions and has secured letters of support from the Affiliate and FM-Co, effective through March 3, 2021, in that they would ensure that the (i) $157,892 would be paid down, and (ii) capital would be infused into the Company, in such amounts that it would allow it to maintain 120% of its minimum net capital requirements. There is no assurance that FM-Co will otherwise continue as a source of the Company's related party revenue.

NOTE 3 - RELATED PARTY TRANSACTIONS WITH A SHAREHOLDER

The amount due from the related party, $157,892 at December 31, 2019, is with FM-Co. This is pursuant to an Income and Cost Sharing agreement whereby the Company participate in advisory services with FM-Co. The agreement expires December 31, 2020 and is subject to renewal.

For the year ended December 31, 2019, one hundred percent (100%) of the Company's advisory income ($265,097) was originated from the Affiliate and FM-Co. The facilities charges in the accompanying statement of income, in the amount of $92,000, is in regard to such cost sharing agreement with FM-Co. This fee compensates FM-Co for the Company's use of certain facilities and talent of FM-Co.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019 is summarized as follows:

		Estimated Useful Life
Office Furniture	$ 37,469	5 Years
Computer and Office Equipment	9,947	1- 3 Years
Total Property and Equipment	47,416	
Less: Accumulated Depreciation	(47,416)	
Net Property and Equipment	$ -	

As property and equipment is fully depreciated, no depreciation expense was recorded for the year ended December 31, 2019.

NOTE 5 – PROVISION FOR INCOME TAXES

For the year ending December 31, 2019, the Provision for Income Taxes consists of the following:

Current:		
Federal Corporation Tax	$	5,104
New York State Franchise Tax		1,945
New York City Corporation Income Tax		7,658
Total Current Taxes	$	14,707
Deferred:		
Federal Corporation Tax	$	20,216
New York State Franchise Tax		1,925
New York City Corporation Income Tax		8,519
Total Deferred Taxes	$	30,660
Total Provision for Taxes	$	45,367

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the minimum net capital requirement. was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

NOTE 6 – NET CAPITAL REQUIREMENTS (continued)

At December 31, 2019, the Company had a net capital deficiency of $7,474 which was $12,474 below the required net capital of $5,000. The Company's net capital ratio was (4.17) to 1.

After the December 31, 2019 balance sheet date, it was determined that several further accounting adjustments for such period (i.e., 2019) were required. The most significant of these adjustments was an income tax accrual which arose after recognizing accrued revenue for the year ending December 31, 2019. After recording these adjustments, which relate mostly to the 2019 fourth quarter, the Company tabulated the effect of these adjustments to its minimum net capital requirement and discovered that the Company was not in compliance with the minimum net capital requirements of Rule 15c3-1. As a result, management made timely notifications to FINRA and the SEC and deposited sufficient funds on two separate occasions in February 2020 into the Company ($17,300 in the aggregate through a partial paydown of the FM-Co amount) in order to be in compliance with those requirements.

SUPPLEMENTAL INFORMATION

FREDERICKS MICHAEL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Net Capital	
Total stockholders' equity as of December 31, 2019	$ 150,418
Deduct: stockholders' equity not allowable for net capital	-
Total stockholders' equity qualifying for net capital	150,418
Add: subordinated borrowings allowable in computation	-
Total capital and allowable subordinated borrowings	150,418
Deductions and/or changes:	
Non-allowable assets:	
Due from related party	157,892
Total deductions and/or changes:	157,892
Net Capital deficiency before haircuts on securities positions	(7,474)
Haircuts on securities	-
Net Capital deficiency	$ (7,474)
Aggregate indebtedness	
Items included in statements of financial conditions:	
Account payable and accrued expenses	$ 31,180
Minimum net capital required	$ 5,000
Deficit net capital	$ (12,474)
Excess net capital deficiency of the greater of 10 percent of total aggregate Indebtness or 120 percent of minimum net capital required	$ (13,474)
Ratio of aggregate indebtedness to net capital deficiency	(4.17)
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2019):	
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$ (7,474)
Net audit adjustments resulting in increased capital	-
Net Capital per above	$ (7,474)

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under section (k)(2)(i) of the Rule.

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMEBER 31, 2019

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fredericks Michael Securities, Inc.

We have reviewed management's statements, included in the accompanying Fredericks Michael Securities, Inc. Exemption Report, in which (1) Fredericks Michael Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fredericks Michael Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Fredericks Michael Securities, Inc. stated that Fredericks Michael Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fredericks Michael Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fredericks Michael Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gettry Marcus CPA P.C.

Gettry Marcus CPA, P.C.
Woodbury, New York
March 2, 2020

GETTRY MARCUS CPA, P.C.
GETTRYMARCUS.COM
88 Froehlich Farm Blvd., 3rd Floor, Woodbury, New York 11797
1407 Broadway, 40th Floor, New York, New York 10018
T 516.364.3390
T 212.302.6000

FREDERICKS MICHAEL SECURITIES, INC.

430 PARK AVENUE

NEW YORK, NY 10022

Fredericks Michael Securities, Inc. Exemption Report

Fredericks Michael Securities Inc (the "Company" is a registered broker-dealer subject to Rule 17ª-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17ª-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17ª-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3240-1503- under the following provisions of 17C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemptions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fredericks Michael Securities, Inc.

I, Ken Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Ken Boyar

Ken Boyar

Title: President

March 2, 2020